

May 23, 2014

Via E-mail
Georganne Hodges
Chief Financial Officer
Spark Energy, Inc.
2105 CityWest Blvd., Suite 100
Houston, Texas 77042

> **Re: Spark Energy, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 25, 2014**
> **CIK No. 0001606268**

Dear Ms. Hodges:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

2. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms, which are available on our website.

3. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

4. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

5. We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to the Retail Energy Advisory Outlook Report produced by KEMA, Inc. and the U.S. Energy Information Administration. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

7. Please revise your cover page to include the structuring fee in the table, or tell us why you believe this is not appropriate. Refer to Item 501(b)(3) of Regulation S-K.

Industry and Market Data, page ii

8. In the second sentence of the paragraph, you state "neither we nor the underwriters have independently verified the accuracy or completeness of this information." Under the federal securities laws, you are responsible for all information contained within your registration statement and should not include language that suggests otherwise. Please delete this statement or otherwise revise it to eliminate any implication that you are not

responsible for information that you have chosen to include in your registration statement.

Summary Historical and Unaudited Pro Forma Combined Financial and Operating Data, page 18

9. Please tell us your consideration of also disclosing pro forma net income attributable to non-controlling interests, pro forma net income attributable to Spark Energy, Inc. shareholders and pro forma net income per share attributable to Spark Energy, Inc. shareholders. Please also address this comment as it relates to your presentation of Selected Historical and Unaudited Pro Forma Combined Financial and Operating Data on page 61.

Risk Factors, page 23

Risks Related to Our Business, page 23

Our success depends on key members of our management, the loss of whom could disrupt our business operations., page 32

10. Please identify whether you have key person life insurance policies for executive officers. If this is the case, then identify whether any proceeds received from these life insurance policies would be sufficient to cover a loss of these persons.

Risks Related to the Offering and our Class A Common Stock, page 35

The initial public offering price of our Class A common stock may not be indicative of the market price. . . , page 37

11. Please expand the risk factor summary on your prospectus cover page to include a summary of this risk factor, including that there is currently no market for your Class A common stock and that an active, liquid and orderly trading market for your Class A common stock may not develop or be maintained after this offering. Refer to Section II.A.3.a of Securities Act Release 33-6900 (June 17, 1991).

Unaudited Pro Forma Cash Available for Distribution, page 47

12. Please add a note to the historical and forward looking tables to clarify whether cash interest paid includes commitment fees related to your anticipated new credit facility. Please also disclose the basis for the interest rate used in computing cash interest paid, i.e., committed or current interest rate.

Estimated Cash Available for Distribution, page 50

13. Please supplement your disclosure of estimated aggregate cash available for distribution for the twelve months ending September 30, 2015 with estimated cash available for

distributions for the same 12-month period on a quarterly basis. In this regard, we note your stated intent to pay dividends on a quarterly basis.

14. We note you provide forecasted data for the twelve months ending September 30, 2015 and assume this is because you intend to update the historical pro forma cash available for distribution data to include the twelve months ended June 30, 2014 prior to effectiveness of the registration statement on Form S-1. If this is not the case, and you intend to present with a longer than three-month gap period, please tell us why and also disclose whether there is anything in the gap period that is expected to differ materially from what is presented.

Significant Forecast Assumptions, page 51

15. We note you have assumed a significant increase in the number of retail electricity and retail natural gas customers in the forecasted period. Please provide additional disclosure which explains how you determined the growth rate and average number of customers for each of these types of customers and relate the assumed growth rates to growth rates achieved in recent periods where there was also increased customer acquisition spending. Please also disclose why you believe you will have higher growth in the higher margin retail natural gas business than in the retail electricity business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Historical Cash Flows, page 75

Credit Facility, page 75

16. Please describe the circumstances under which the remainder of indebtedness outstanding under your current credit facility will be paid down by an affiliate.

Business, page 83
Business Strategies, page 84

17. We note your potential growth through acquisitions. Please discuss in this section any of your current plans in this regard, with a view to providing investors with a description of your planned operations.

Underwriting (Conflicts of Interest), page 135

No Sales of Similar Securities, page 136

18. You disclose on page 40 that "Stifel, Nicolaus & Company, Incorporated, at any time and without notice, may release all or any portion of the Class A common stock subject to the

foregoing lock-up agreements." Please describe the conditions under which Stifel, Nicolaus & Company, Incorporated may waive or release parties to the lock-up agreement and disclose whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period.

Where You Can Find More Information, page 141

19. We note your statement on page 141 that "This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto." While you can provide summaries and not complete descriptions, all material information must be presented. Please revise the prospectus to include all material information and revise the statement we quote above.

Index to Financial Statements, F-1

Unaudited Pro Forma Combined Statements of Operations for the Year Ended December 31, 2013, page F-5

20. Please expand your disclosure to provide a footnote which clearly explains how you computed pro forma basic and diluted per share data together with the number of shares used to compute such pro forma per share data.

Notes to the Unaudited Pro Forma Financial Statements, page F-6

21. Please revise note (a) to reflect the impact on the pro forma adjustment to cash and cash equivalents of: (1) borrowings under your new credit facility and payment of related financing fees; and (2) repayment of the previous credit facility.

Spark Energy, Inc. Combined Financial Statements, page F-10

22. Please update the financial statements and related financial information pursuant to Rule 3-12 of Regulation S-X.

Combined Statements of Operations and Comprehensive Income for the Years Ended December 31, 2013 and 2012, page F-11

23. We note you intend to disclose pro forma net income on the face of the statement. Please tell us your consideration of also disclosing pro forma net income attributable to non-controlling interests and pro forma net income attributable to Spark Energy, Inc. shareholders. In this regard, we note that disclosure of pro forma net income per common share should be based on pro forma net income attributable to Spark Energy, Inc. shareholders. Please also provide footnote disclosures which explain why the pro

forma amounts are included and which show how pro forma income and pro forma per share amounts were computed.

Notes to Combined Financial Statements, page F-14

2. Basis of Presentation and Summary of Significant Accounting Policies, page F-14

Accounts Receivable, page F-15

24. Please disclose how trade receivables that are part of a local regulated utility's "purchase of receivables" or "POR" program are reflected on the balance sheet. Please also disclose how you account for the related POR discount. Tell us your consideration of disclosing in Management's Discussion and Analysis of Financial Condition and Results of Operations the amount of receivables under POR programs as of each balance sheet, considering the differing risk profile of these accounts receivable versus your other accounts receivable.

Inventory, page F-15

25. Please expand your disclosure to describe the method by which amounts are removed from inventory. Refer to Rule 5-02-6(b) of Regulation S-X.

Revenues and Cost of Revenues, page F-16

26. With a view toward clarifying your disclosure, please help us understand the method by which retail cost of revenues is determined. It may be helpful if you could provide a sample computation for a period.

27. We note your disclosure in the second and fourth paragraphs on page 63 that you attempt to grow your customer base by offering customers bundled product offerings, among other things. Please tell us your consideration of disclosing your revenue recognition policies with respect to bundled sales arrangements. Refer to ASC 605-25-25.

Part II, page II-1

Item 17. Undertakings

28. Please provide the undertakings set forth at Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide

in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gil Melman, Spark Energy, Inc.
        Sarah K. Morgan, Vinson & Elkins L.L.P